MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 1/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$11.88 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.52%

No sales loads or distribution fees

Contact Us

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Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

The Best Things in Life are Free...Including Cash Flow

What is Free Cash Flow?

Free Cash Flow is the money left over after a company has paid all costs to keep its business running including salaries, bills, debt interest, and the capital expenditures needed to maintain and expand operations.

What to do with all that cash?

Generating cash is one thing, using it wisely is another. Letting cash pile up on the balance sheet or over-spending acquisitions may actually hurt the value of a business. Alternatively, company management can use cash to enhance shareholder wealth by paying dividends, by repurchasing its own shares on the open market, by paying down debt, or by making smart acquisitions.

How does Free Cash Flow apply to the Mundoval Fund?

At the Mundoval Fund, we view free cash flow as a sign of financial health and viability. And because we aim to buy companies at a discount to their true or intrinsic value, we examine a company's track record of generating free cash to help determine the intrinsic value.

We dig into the history and consistency of a company's free cash flow generation. We take past cash flow patterns and apply conservative, forward-looking growth rates to estimate what future free cash flows may be.

We then calculate what those future cash flows would be worth in today's dollars and

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arrive at a company's intrinsic value, which is also our target stock price. If our target price is well above the company's current stock market price, then we've uncovered what we feel is a value investment opportunity.

So while net income, earnings per share, and other profitability measures popular on Wall Street can be subject to accounting gimmicks, we believe free cash flow analysis provides a truer estimate of a business' worth. Free cash flow can't be manipulated or enhanced, and its uses often reflect the company's commitment to its shareholders.

We believe the best things in life, and stock selection, are free.